Exhibit 99.1

Vipshop Expands Senior Team with

Appointment of Two Vice Presidents

GUANGZHOU, China, October 8, 2013 — Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop” or the “Company”), China’s leading online discount retailer for brands, today announced the appointment of two senior executives, effective October 8, 2013.

Mr. Tony Feng is appointed to the position of Vice President of Branding and Public Relations.  Mr. Feng has extensive experience as a marketing executive with a strong track record of driving growth through implementing innovative brand-building and public relations programs. Most recently, he served as the Brand Director for Olay, one of Procter & Gamble’s multi-billion dollar global brands, in Greater China since 2008, helping grow Olay into the leading e-Commerce B2C skincare brand in China.  Prior to joining Procter & Gamble in 2003, Mr. Feng served as a consultant at Weber Shandwick, one of the leading global public relations firms, where he worked on branding and public relations projects for major brands, including Agilent Technologies, MasterCard, Siemens and L’Oreal. Mr. Feng earned dual bachelor’s degrees in Economics and English Literature from Beijing Foreign Studies University in China.

Mr. Simon Yanxiang Wei is appointed to the position of Vice President of Operations.  Mr. Wei brings a wealth of industry experience to his new role, having most recently worked as an independent e-Commerce consultant and trainer, providing strategic and tactical advisory solutions to companies including Vipshop.com, PB89.com, and wangfujing.com. Before that, Simon served as senior operation director at Mbaobao.com, helping grow the website into the leading online shopping platform for bags and luggage in China.  Earlier in his career, he had held executive positions covering e-business solutions and operations at various firms in China and New Zealand including HiChina Zhicheng Technology Ltd, ChinaOK Technology Co., Ltd, Giant Holdings Ltd. and Trike Technologies Ltd. Simon has been a featured speaker at various domestic and international industry forums and events. Simon received an MBA from the University of Canterbury in New Zealand, a M.S. in Physics of Polymer from the Guangzhou Institute of Chemistry, Chinese Academy of Sciences and a B.E. in Materials Science and Technology from the Tongji University, China. Simon holds a Project Management Professional (PMP) certification from the PMI, the world’s largest not-for-profit membership association for the project management profession.

About Vipshop Holdings Limited

Vipshop Holdings Limited (“Vipshop” or the “Company”) is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit ir.vipshop.com.

Investor Relations Contact

Millicent Tu

Vipshop Holdings Limited

+86 (20) 2233-0732

IR@Vipshop.com

Jeremy Peruski

ICR, Inc.

+1 646-405-4866

IR@Vipshop.com